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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                         For the month of August 2000

                      Qiao Xing Universal Telephone, Inc.
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                (Translation of registrant's name into English)

                  Qiao Xing Building, Wu Shi Industrial Zone
              Huizhou City, Guangdong, People's Republic of China
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                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X                Form 40-F
                               -----                        -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                       No   X
                   -----                    -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Qiao Xing Universal Telephone, Inc.
                                            -----------------------------------
                                                       (Registrant)



Date: August 8, 2000                        By: /s/ Rui Lin Wu
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                                                Rui Lin Wu, Chairman